news release

Zi Corporation And Virgin Mobile UK
Announce First Consumer Trial of Qix Technology

Leading UK MVNO to Trial Innovative Service Discovery Engine
And Its Effects on Service Usage and ARPU

CTIA 2005, New Orleans, LA, Calgary, Canada and London, UK (March 14, 2005) - At CTIA Wireless 2005 today, Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), and Virgin Mobile Holdings (UK) (LSE: VMOB.L), announced the first consumer trial of Zi's newly launched Qix™ technology. Qix (pronounced "quicks") is a compelling new mobile service discovery engine which combines predictive text and content indexing to enable rapid discovery of contacts, features and services on a mobile phone.

Qix significantly reduces the number of key presses needed to use a phone, thereby enhancing the user experience for the subscriber and simultaneously driving service usage and adoption resulting in greater Average Revenue per User (ARPU). Launched last month at the 16th annual 3GSM World Congress, Qix will be bundled with Virgin Mobile's Nokia 6630 handsets during spring 2005. The trial will compare service usage and ARPU between subscribers with and without Qix-powered smartphones.

Graeme Hutchinson, Sales & Marketing Director at Virgin Mobile, said: "One of the biggest challenges we face is to entice customers to start using the plethora of features and services on their phones, and to use them frequently. We believe that the Qix technology will make all mobile services easier to find and use. It provides for the first time an intuitive, fast search index for a mobile user, in the same way that an internet search engine like Google or Yahoo helps web surfers find what they are looking for."

"As the first completely intuitive service discovery engine, this carrier trial with Virgin Mobile is an important milestone for Qix and a key opportunity to gather first-hand consumer feedback on our product," said Glen Morgan, senior vice president of global sales and marketing for Zi. "In order to create the ideal customer experience, Zi invested in significant focus group testing when we developed Qix. We are confident that this trial will reinforce our findings and belief that Qix will drive service adoption and subscriber ARPU."

The trial will utilize the Symbian OS version of Qix.

For media interviews or Qix demonstrations at CTIA, please contact Keith Giannini or Laura Ackerman at 781-684-0770 or zicorp@schwartz-pr.com.

About Qix
 Qix is a compelling new service discovery engine that sits on top of user-platform environments and operating systems. Qix provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via a phone's built-in menu structure. Qix intuitively accesses a phone's features directly from the idle/dialing screen using the standard keypad. Visit www.zicorp.com/qix for more product information.

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new Qix service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

About Virgin Mobile
 Virgin Mobile Holdings (UK) plc, the UK's largest mobile virtual network operator, is majority owned by Sir Richard Branson's Virgin Group and uses T-Mobile's network. Since its launch in November 1999, Virgin Mobile has attracted more than five million customers. Virgin Mobile employs approximately 1,400 staff at three sites, Trowbridge, London and Daventry, and has an outsourced customer service centre operated by approximately 200 staff in Middlesbrough. It has been voted one of the top 50 places to work in Britain for two years running in an annual Financial Times survey and is ranked in 72nd place in `The Sunday Times 100 Best Companies to Work For' 2005 list.

Virgin Mobile's customers are considered the most satisfied in the pre-pay sector according to a recent UK survey by market researchers JD Power and Associates.

This release may be deemed to contain forward-looking statements, which are subject to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Keith Giannini or Laura Ackerman (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
+44 (0) 115 950 8399
brian@gbcspr.com / bethany@gbcspr.com

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

For Virgin Mobile Holdings (UK) plc:
Virgin Mobile
Steven Day, Corporate Affairs Director
+44 (0)7931 777777 or +44 (0)20 7484 4300
pressoffice@virginmobile.com

Big-mouths PR
Lisa Hulme / Sarah Baron
+44 (0)207 385 0009
virginmobile@big-mouths.com